

October 2, 2008

Room 7010

Christian Storch
Chief Financial Officer
Altra Industrial Motion, Inc.
14 Hayward Street
Quincy, Massachusetts

> **Re: Altra Industrial Motion, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 333-124944**

Dear Mr. Storch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief